Brag House Holdings, Inc.

45 Park Street

Montclair, NJ 07042

February 2, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	Brag House Holdings, Inc.

Registration Statement on Form S-4, File No. 333-291903

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: February 5, 2026

Requested Time: 10:00 a.m., Eastern Time

Ladies and Gentlemen:

Brag House Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4, as amended (File No. 333-291903), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 10:00 a.m. Eastern Time on February 5, 2026, or as soon thereafter as possible.

Please contact Penny Somer-Greif of Lucosky Brookman LLP, our counsel, at (212) 397-5087 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Ms. Somer-Greif by telephone when this request for acceleration has been granted.

Sincerely yours,

Brag House Holdings, Inc.

/s/ Lavell Juan Malloy II
Lavell Juan Malloy II
Chief Executive Officer